82-3470

03 JUL 15 AM 7:21



03024579



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

11th July, 2003

SUPPL

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654, Adjacent to
Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened on Friday, 25th July, 2003, inter alia, to consider and take on record the unaudited financial results (provisional) of the Company for the quarter ended 30th June, 2003.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 7/16


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

03 JUL 15 AM 7:21



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

11th July, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654, Adjacent to
Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub : Distribution of Shareholding as on Quarter ended 30th June, 2003

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 30th June, 2003 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, *www.itcportal.com,* and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Distribution of Shareholding as on quarter ended 30th June, 2003

	Category	No. of Shares held	Percentage of shareholding
A.	**Promoter's Holding**		
1.	Promoters - Indian Promoters - Foreign Promoters	 Nil Nil	 Nil Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	**Nil**	**Nil**
B.	**Non-Promoter's Holding**		
3.	**Institutional Investors**		
a.	Mutual Funds and UTI	3,48,47,487	14.08
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	5,79,75,255	23.43
c.	Foreign Institutional Investors	2,55,29,084	10.31
	Sub-Total	**11,83,51,826**	**47.82**
4.	**Others**		
a.	Private Corporate Bodies	24,88,286	1.01
b.	Indian Public	3,40,31,396	13.75
c.	NRIs / OCBs	16,80,488	0.68
d.	Foreign Companies	8,04,35,870	32.50
e.	Foreign Nationals	14,808	0.00
f.	Depository for shares underlying GDRs	96,62,934	3.90
g.	Stock Exchanges	130	0.00
h.	Clearing Member Accounts	8,46,148	0.34
	Sub-Total	**12,91,60,060**	**52.18**
	GRAND TOTAL	**24,75,11,886**	**100.00**

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs)

No. of shares held	Percentage of shareholding
11,73,23,184	47.40 %



ITC Limited
37, J. L. Nehru Road, KOLKATA-71

ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 30TH JUNE, 2003

SL. NO.	NAME	NO. OF SHARE HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
	(a) Mutual Funds and UTI		
1	UNIT TRUST OF INDIA *	2,00,65,763	8.11
	(b) Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)		
2	LIFE INSURANCE CORPORATION OF INDIA *	3,07,95,316	12.44
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	74,46,526	3.01
4	THE ORIENTAL INSURANCE COMPANY LIMITED	59,61,996	2.41
5	GENERAL INSURANCE CORPORATION OF INDIA *	55,01,055	2.22
6	NATIONAL INSURANCE COMPANY LIMITED	50,02,494	2.02
7	UNITED INDIA INSURANCE COMPANY LIMITED	27,59,388	1.11
	OTHERS		
	(a) Foreign Companies		
8	TOBACCO MANUFACTURERS INDIA LIMITED	6,61,85,496	26.74
9	MYDDLETON INVESTMENT CO.LTD.	1,08,06,932	4.37
10	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	34,43,442	1.39
	(b) Depository for shares underlying GDRs		
11	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	96,62,934	3.90

* Excludes Mutual Fund holdings.


ITC Limited
37 J. L. Nehru Road, KOLKATA-71

03 JUL 15 PM 7:21



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

11th July, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654,
Adjacent to Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Compliance with Corporate Governance requirements under Clause 49 of the Listing Agreement

As required under the Listing Agreement, we enclose a Compliance Report in the prescribed format for the quarter ended 30th June, 2003.

Further, the above information is also being posted on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Corporate Governance - for the Quarter ended 30th June, 2003

Particulars (1)	Clause of Listing Agreement (2)	Compliance status (Yes/No/ Remarks) (3)
Board of Directors	49 I A.	Yes
	49 I B.	Yes; any such transaction, if entered during the current financial year, will be disclosed in the Annual Report 2004.
Audit Committee	49 II	Yes
Remuneration of Directors	49 III A.	Yes
	49 III B.	Yes; such disclosure will be made in the Annual Report 2004.
Board Procedures	49 IV A.	Yes
	49 IV B.	Yes
Management	49 V A.	Yes
	49 V B.	Yes
Shareholders	49 VI A.	Yes; brief resume of the Directors appointed / re-appointed will be provided in the Annual Report 2004.
	49 VI B.	Yes
Shareholders/Investors Grievance Committee	49 VI C.	Yes
	49 VI D.	Yes
Report on Corporate Governance	49 VII	Yes; the Annual Report 2004 will include a separate section on Corporate Governance.

Note : All the required information, as applicable in 2002-03, has been disclosed in the Annual Report 2003.



ITC Limited
37 J. L. Nehru Road, KOLKATA-71

03 JUL 15 AM 7:21



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

11th July, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654,
Adjacent to Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Secretarial Audit Report for the quarter ended 30th June, 2003

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 2nd July, 2003 from M/s. Vinod Kothari & Co., Practising Company Secretaries, for the quarter ended 30th June, 2003.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & CO.
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-2811276/2817715/2813742
http://vinodkothari.com
e-mail: *vinod@vinodkothari.com*

ITC Limited
Virginia House
37 Jawaharlal Nehru Road
Kolkata- 700 071

CERTIFICATE

Company Registration Number :21-01985 of 1910
Authorised Capital (Rs.) : 300,00,00,000/-
ISIN : INE154A01017

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by M/s ITC Limited (here in after referred to as 'the Company') for the purpose of issuing this certificate, in accordance with the requirement under Circular No. D&CC/FITT C/CIR-16/2002 dated 31/12/2002 of the Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as we considered necessary, we hereby certify, in respect of the quarter ended 30th June, 2003 that:

a) The aggregate number of Ordinary shares of the Company held in electronic form and in the physical form as on 30th June,2003 **tally with** the total number of issued and paid up shares of the Company as on 30th June,2003, as per details given below:

	(No. of Ordinary shares of Rs. 10/- each.)	
	As on 31/03/2003	As on 30/06/2003
(i) Issued capital	24,75,11,886	24,75,11,886
(ii) Paid up capital		
(a) NSDL*	14,68,80,270	14,66,60,245
(b) CDSL**	17,44,541	23,77,219
(c) Physical	9,88,87,075	9,84,74,422
TOTAL (a+b+c)	24,75,11,886	24,75,11,886
(iii) Listed capital	24,75,11,886	24,75,11,886
(iv) Admitted capital	24,75,11,886	24,75,11,886

* NSDL- National Securities Depository Limited.
**CDSL- Central Depository Services (India) Limited.



VINOD KOTHARI & CO.

Company Secretaries

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-2811276/2817715/2813742
http://vinodkothari.com
e-mail: *vinod@vinodkothari.com*

b) There has been no change in the issued and paid-up share capital of the Company during the quarter ended 30th June,2003.

c) The Register of Members of the Company is updated as at the quarter ended 30th June,2003.

d) The dematerialisation requests, completed in all respects and accompanied by the necessary documents, received during the quarter ended 30th June, 2003, have been confirmed by the Company within 21 days of receipt of the same.



Vinod Kumar Kothari
For Vinod Kothari & Co.

ACS No. 4718
COP No. 1391

Place: Kolkata
Date: 02/07/2003